 January 28, 2010

Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, DC 20549

Re:	Klein Retail Centers, Inc.
Letter of Comment dated January 5, 2010
File No. 333-157962

Ms. Garnett:

Attached for filing with the Securities and Exchange Commission is Amendment No.5 to the Klein Retail Centers, Inc. registration statement on Form S-11.  Simultaneously with this filing I have delivered a courtesy copy of this amendment marked to show changes to Stacie Gorman, the Staff Attorney of record for this offering, and Jorge Bonilla, the reviewing accountant of record.

The  following responses address the comments of the reviewing staff of the Commission as set forth  in a comment letter dated January 5, 2010 (the "Comment Letter").  The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Registration Statement.

Cover Page

1.	The noted disclosure has been clarified and appears on the cover page, page 5 and page 13 of the prospectus.

2.	The name of the dealer manager has been removed.

Tenants

3.	The requested disclosure has been added and appears on page 17 of the prospectus.

Cassidy & Associates letter	Page Number 2

Agreement with Underwriter for Convertible Note Offering

4.	The managing placement agent agreement for the promissory note offering is filed as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations

5.	The suggested disclosure has been revised and appears on page 31 of the prospectus.

Financial Statements

6.
On December 16, 2008, the Company entered into an agreement with John Kiley and agreed to issue 200,000 of our common stock in exchange for services to be rendered by Mr. Kiley.  The shares were non-forfeitable and vested immediately.  Mr. Kiley is not an employee by the Company, thus the Company relied on the guidance in EITF 96-18 and EITF 00-18 (literature is codified into ASC 505).

The measurement date for this equity award was the date of the agreement, as the award was non-forfeitable and vested immediately on the date the Company entered into the agreement.  The fair market value of the shares totaled $1,000,000, or $5.00 per share, which is based on the price of the shares included in this Registration that had been sold for cash.  The Company concluded it was impossible to determine if any future benefit existed, and therefore the full amount was recorded as expense at the grant date.  The benefits to be received from theses services was considered impaired at the outset of the transaction.

At December 31, 2008, the Company determined the services to be performed by Mr. Kiley would be performed in 2009 and had no reason to believe otherwise.

In April 2009, KRC determined no services were going to be performed by Mr. Kiley and demanded the return of the 200,000 shares. The shares were returned to the Company and cancelled by the Company. In response to the Staff’s comment inquiring why the Company reversed only the par value of the shares, the Company has revised the amount recorded for the cancellation of the shares issued to Mr. Kiley to $1,000,000, the fair market value of the shares on the date cancelled.  The fair market value of the shares totaled $1,000,000, or $5.00 per share, which is based on the price of the shares included in this Registration that had been sold for cash.

Exhibits

7.	The revised opinion letter is filed as an exhibit.

Sincerely,

Lee W. Cassidy